

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2011

Geoff Williams
Chief Executive Officer
Greyhound Commissary, Inc.
2681 East Parleys Way, Suite 204
Salt Lake City, UT 84109

  Re: **Greyhound Commissary, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed April 28, 2010
    Preliminary Revised Information Statement on Schedule 14C
    Filed January 12, 2011
    File No. 000-53529

Dear Mr. Williams:

  We have completed our review of your filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        Maryse Mills-Apenteng
        Special Counsel

cc: <u>Via facsimile: (801) 733-0808</u>
   Leonard E. Nielson, Esq.
   Leonard E. Nielson, PC